Exhibit (a)(5)(J)
EXECUTION COPY
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE CKX, INC. SHAREHOLDERS	)	CONSOL. C.A. NO. 5545-VCS
LITIGATION	)
)
MEMORANDUM OF UNDERSTANDING
          WHEREAS, the parties (the “Parties”) to the action in the Court of Chancery of the State of Delaware (the “Court”) styled In re CKx, Inc. Shareholders Litigation, Consol. C.A. No. 5545-VCS (the “Delaware Action” or the “Consolidated Action”) have reached an agreement-in-principle providing for the settlement of the Delaware Action on the terms and subject to the conditions set forth in this Memorandum of Understanding (the “MOU”);
          WHEREAS, on May 10, 2011, CKx, Inc. (“CKx”), a Delaware corporation with its principal place of business in New York, New York, Colonel Holdings, Inc. (“Colonel”), and Colonel Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for a business combination whereby Merger Sub shall commence a tender offer (the “Offer”) to purchase all the outstanding shares of common stock of CKx for $5.50 per share in cash;
          WHEREAS, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub shall be merged with and into CKx, with CKx surviving as a wholly-owned subsidiary of Colonel (the “Merger” and, together with the Offer, the “Proposed Transaction”);
          WHEREAS, any shares not tendered in the Offer will be converted into the right to receive $5.50 in cash upon consummation of the Merger;
          WHEREAS, on May 18, 2011, CKx filed a Solicitation/Recommendation Statement on Form 14D-9 concerning the Proposed Transaction (the “Solicitation/Recommendation Statement”), with the United States Securities Commission. The Solicitation/Recommendation Statement was amended on June 2, 2011;
          WHEREAS, on June 7, 2010, a stockholder of CKx filed a purported class action complaint in the Court, captioned Nierenberg v. CKx, Inc., et al., C.A. No. 5545-CC (the “Nierenberg Action”) on behalf of himself and all other CKx stockholders against CKx, and certain of its directors;
          WHEREAS, the complaint in the Nierenberg Action was subsequently amended on May 12, 2011 and May 19, 2011, naming as defendants CKx, CKx’s directors, Robert F.X. Sillerman, Colonel Holdings, Inc., Colonel Merger Sub, Inc., and Apollo Global Management, LLC (collectively, “Defendants”). The complaint in the Nierenberg Action alleges that CKx’s directors, aided and abetted by Robert F.X. Sillerman, Colonel Holdings, Inc., Colonel Merger Sub, Inc., and Apollo Global Management, LLC, breached their fiduciary duties of care, loyalty and candor to CKx stockholders in connection with the Proposed Transaction. Among other things, the complaint alleges that the Merger Agreement fixes a price per share that is inadequate and unfair;
          WHEREAS, on May 20, 2011, plaintiff in the Nierenberg Action filed a motion for a preliminary injunction;
          WHEREAS, on May 20, 2011, plaintiff in the Nierenberg Action filed a motion for expedited proceedings;
          WHEREAS, on May 20, 2011, plaintiff in the Nierenberg Action served a request for the production of documents;
          WHEREAS, on May 25, 2011 and May 31, 2011, two additional stockholders of CKx filed purported class action complaints in the Court captioned VanWhy v. CKx, Inc., et al. (the “VanWhy Action”) and Sadowski v. Ferrel, et al., C.A. No. 6535 (the “Sadowski Action”). The complaint in the VanWhy Action alleges that CKx’s directors, aided and abetted by Apollo Global Management, LLC, Apollo Management VII, L.P., Colonel Holdings, Inc., Colonel Merger Sub, Inc., and Colonel Offeror Sub, LLC, breached their fiduciary duties of care, loyalty and candor to CKx stockholders in connection with the Proposed Transaction. The complaint in the Sadowski Action alleges that CKx’s directors, aided and abetted by Robert F.X. Sillerman, Colonel Holdings, Inc., Colonel Merger Sub, Inc., and Colonel Offeror Sub, LLC, breached their fiduciary duties of care, loyalty and candor to CKx stockholders in connection with the Proposed Transaction. Among other things, the complaints in both the VanWhy and Sadowski Actions allege that the Merger Agreement fixes a price per share that is inadequate and unfair;
          WHEREAS, on May 25, 2011, plaintiff in the VanWhy Action, filed a motion for expedited proceedings;
          WHEREAS, on May 25, 2011, plaintiff in the VanWhy Action served a request for the production of documents;
          WHEREAS, on May 25, 2011, the Court heard argument and granted the motions for expedited proceedings filed by plaintiffs in the Nierenberg and VanWhy Actions;
          WHEREAS, on May 27, 2011, the Nierenberg and VanWhy Actions were consolidated before the Court, and on June 1, 2011, the Sadowski Action was consolidated as well (collectively, as referenced above, the “Delaware Action” or “Plaintiffs”);
          WHEREAS, on May 31, 2011, Plaintiffs filed a consolidated amended class action complaint;
          WHEREAS, between May 27 and June 1, 2011, Defendants produced 38,939 pages of highly confidential documents to Counsel for Plaintiffs (“Plaintiffs’ Counsel”), which Plaintiffs’ Counsel has reviewed;

          WHEREAS, plaintiffs received documents pursuant to a third party subpoena to CKx’s financial advisor which Plaintiffs’ Counsel have reviewed;
          WHEREAS, between June 2 and 4, 2011, Plaintiffs’ Counsel took the depositions of five witnesses produced by Defendants and CKx’s financial advisor;
          WHEREAS, on June 2, 2011, CKx filed Amendment No. 3 to the 14D-9 which addressed certain of the issues raised in the Delaware Action and during the course of deposition discovery;
          WHEREAS, on June 4, 2011, Plaintiffs’ Counsel filed a memorandum of law in support of Plaintiffs’ Motion for a Preliminary Injunction;
          WHEREAS, the Parties have engaged in arms’ length settlement negotiations;
          WHEREAS, on June 6, 2011, Plaintiffs’ Counsel and Counsel for Defendants (“Defense Counsel”) reached agreement on the substantive terms of a settlement;
          WHEREAS, in connection with settlement discussions and negotiations, counsel for the Parties have not discussed the amount or appropriateness of any potential application by Plaintiffs’ Counsel for attorneys’ fees, but agreed to discuss those matters at a later time;
          WHEREAS, the Parties have agreed that, if they are unable to reach agreement on an appropriate fee award (subject to Court approval), Plaintiffs will submit an application for an award of costs and fees to the Court and Defense Counsel is free to oppose any such application in whole or in part, subject to Defendants’ agreement that CKx, or its successor in interest, shall pay any court-ordered fees and expenses;;
          WHEREAS, Plaintiffs believe that their claims have substantial merit, and are agreeing to the settlement of these claims only because Defendants have agreed, pursuant to this MOU, to make certain supplemental disclosures and amendments to the Merger Agreement, and to extend the Offer;
          WHEREAS, Plaintiffs and their Counsel believe that a settlement on the terms reflected in this MOU is fair, reasonable, and adequate and in the best interests of CKx’s shareholders;
          WHEREAS, Defendants acknowledge that they considered the disclosure and other claims raised by Plaintiffs in the Delaware Action in determining to make certain supplemental disclosures and amendments to the Merger Agreement, and to extend the Offer, as contemplated by this MOU, in exchange for Plaintiffs’ agreement-in-principle to settle, and that the claims asserted by and the efforts of Plaintiffs’ counsel in prosecuting the Delaware Action, and the negotiations with Plaintiffs’ counsel in the Delaware Action were the sole cause of such determinations;
          WHEREAS, Defendants believe that the claims alleged in the Delaware Action lack merit and have denied, and continue to deny all allegations of wrongdoing, fault,

liability or damage to any of the respective plaintiffs in any of the Actions or the Class (defined below), but wish to settle for the reasons set forth herein;
          WHEREAS, the entry into this MOU is not an admission by any Party of any fact or issue of law, or as to the merit or lack of any merit of any claims asserted or that could be asserted in the Delaware Action or in the New York Action (as defined below);
          WHEREAS, the Parties recognize the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation;
          WHEREAS, the Parties believe that it is reasonable to pursue the settlement based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the Parties wish to document their agreement in this MOU.
          WHEREAS, in addition to the Delaware Action, another purported class action complaint was filed in the Supreme Court of the State of New York in the County of New York (the “New York Court”) challenging the Proposed Transaction on behalf of a putative class of CKx stockholders (the “New York Action” and, together with the Delaware Action, the “Actions”). The New York Action, filed on June 7, 2010 and amended on May 19, 2011, is captioned Leone v. Banks, et al., Index No. 650538/2010, and asserts claims against CKx, certain of its directors, Apollo Global Management, LLC, Colonel Holdings, Inc., Colonel Merger Sub, Inc., Colonel Offeror Sub, LLC, and Robert F.X. Sillerman. On May 26, 2011, plaintiff in the New York Action agreed to voluntarily stay his action subject to court order, which the New York Court granted;
          WHEREAS, pursuant to a stipulation and order dated May 26, 2011, the plaintiff in the New York Action agreed that he would assert his claims (and those of any class he seeks to represent) in the Delaware Action, and agreed to be bound by the rulings and determinations made in the Delaware Action and the Parties acknowledge that the settlement of the Delaware Action and the entry of a final order of judgment in connection therewith will bar, by the doctrine of res judicata or otherwise, claims belonging to all CKx stockholders arising out of or related to the Proposed Transaction whether asserted in the New York Action or elsewhere;
          NOW THEREFORE, subject to the approval of the board of directors of CKx, the Parties reached the following agreement in principle, which will be reduced to a settlement agreement (the “Settlement Agreement”) and is intended to be a full and final resolution of the Released Claims (defined below) (the “Settlement”). The Settlement, through the Settlement Agreement, shall provide for and encompass the following and other terms:
1.	Supplemental Disclosures: CKx and Colonel are to provide the Supplemental Disclosures identified in the draft Amendment No. 4 to the Schedule 14D-9 attached hereto as Exhibit A in an appropriate filing with the SEC, to be filed by June 7, 2011. Defendants acknowledge that the filing of both Amendment No. 3 and Amendment No. 4 were the result of the claims asserted in the Action.

2.	Section 8.3(b) of the Merger Agreement: CKx, Colonel and/or Merger Sub will agree that the amount due in the event Colonel is entitled to receive the Termination Fee pursuant to section 8.3(b) of the Merger Agreement is $17,500,000.

3.	Section 6.2(e)(ii) of the Merger Agreement: CKx, Colonel and/or Merger Sub will agree that the reference to “80%” in section 6.2(e)(ii) of the Merger Agreement shall be deemed to be “75%.”

4.	Extension of the Offer: The scheduled expiration of the Offer will be extended by one day, to June 15, 2011.

5.	Settlement Agreement. The Parties shall negotiate in good faith and execute an appropriate Settlement Agreement (the “Settlement Agreement”) consistent with the terms of this MOU and will present the Settlement Agreement and such other documentation as may be required to obtain Court approval of the Settlement to the Court as soon as practicable following execution of the Settlement Agreement, and the Parties will use their best efforts to obtain Final Court Approval of the Settlement and dismissal of the Consolidated Action with prejudice as to all claims asserted or which could have been asserted in the Consolidated Action and without costs to any party (other than as expressly provided herein). As used herein, “Final Court Approval” of the Settlement means the Court has entered an order and final judgment approving the Settlement and that order and judgment is finally affirmed on appeal or is no longer subject to appeal, or any other form of judicial review. Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in paragraph 12 below, and any appeal related thereto. If the Parties are unable to reach agreement with respect to the Settlement Agreement, then any of the Parties to this MOU shall have the right to seek the Court’s approval of the Settlement to enforce the terms of this MOU.

6.	Representations of the Parties and Counsel. Defendants deny and continue to deny that they have committed or aided or abetted in the commission of any unlawful or wrongful act alleged in any of the Actions and maintain that they diligently and scrupulously complied with their fiduciary duties, and Defendants are entering into this MOU solely because the proposed settlement will eliminate the burden of litigation. Plaintiffs’ Counsel believe that the terms of this MOU and the terms of the Proposed Transaction are fair, reasonable, adequate, and in the best interest of all members of the Class. Plaintiffs’ Counsel represent that Plaintiffs have been shareholders of CKx throughout the period referenced in Paragraph 5 and that they have not assigned, encumbered, or in any manner transferred in whole or in part the claims in the Delaware Action. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

7.	Modifications to Merger. Plaintiffs acknowledge and agree that CKx, Colonel, and/or Merger Sub may make amendments or modifications to the Proposed Transaction. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of this MOU or Defendants’ fiduciary duties.

8.	Stay Pending Court Approval. Pending negotiation, execution and Final Approval of the Settlement Agreement and Settlement by the Court, Plaintiffs agree immediately to withdraw their motion for a preliminary injunction and seek a stay of all proceedings in the Delaware Action and to stay and not to initiate any other proceedings other than those incident to the Settlement itself. The Parties agree to extend indefinitely all deadlines to respond to any filed or served pleadings or discovery requests. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Released Parties (defined below) which challenges the Settlement, the Proposed Transaction, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, a Released Claim (defined below).

9.	Injunction Against Further Proceedings. The Settlement Agreement shall provide for an injunction against any further proceedings in the Delaware Action other than proceedings to implement the Settlement. The Settlement Agreement shall also provide for an injunction against class members bringing any claims covered by the Settlement in any other action, suit or proceeding. If any action is filed in any court asserting claims that are related to the subject matter of the Delaware Action prior to Final Court Approval of the proposed Settlement, the Parties shall cooperate in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss or demurrer to such litigation.

10.	Class Certification, Dismissal With Prejudice, Waiver & General Release. The Settlement Agreement shall provide, among other things:
(a)	The Settlement Agreement shall provide for the conditional certification of the Delaware Action, for settlement purposes only, as a class action pursuant to Court of Chancery Rules 23(b)(1) and (b)(2) on behalf of a non-opt out class consisting of all record and beneficial owners of CKx common stock during the period beginning on May 9, 2011, through the date of the consummation of the Proposed Transaction, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, and excluding the Defendants (the “Class”);

(b)	The Settlement Agreement shall provide for the release of Defendants and each of their past or present directors, officers, employees, partners, attorneys, financial advisors, accountants, principals, agents, controlling shareholders and any entity in which any Defendant has a controlling interest, assigns, spouses, heirs, associates, related or affiliated entities, any member(s) of their immediate families, or any trust of which any Defendant is the settlor or which is for the benefit of any Defendant and/or member(s) of his or her family (the “Released Parties”). The release shall cover any and all claims, causes of action, demands, rights, or liabilities, including, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care and/or breach of duty of loyalty and/or breach of duty of candor, fraud, breach of fiduciary duty, mismanagement, corporate waste, malpractice, breach of contract, negligent misrepresentation, violations of any state or federal statutes, rules or regulations, and any unknown claims as defined below that have been or that could have been asserted in the Delaware or New York Actions in this or any other forum by or on behalf of the representative Plaintiffs or the Class that arise from or relate to the subject matter of the Delaware or New York Actions, the Merger Agreement or the Proposed Transaction or any disclosures or statements concerning or related to the Merger Agreement or the Proposed Transaction (the “Released Claims”), provided, however, that the Released Claims shall not include the right to enforce the Settlement or any claims for statutory appraisal with respect to the Proposed Transaction by CKx stockholders who properly perfect such appraisal claims and do not otherwise waive their appraisal rights or any claims to enforce this Settlement.

(c)	The Settlement Agreement shall include a release of Plaintiffs and their counsel from all claims arising out of the institution, prosecution, settlement or resolution of the Actions, provided however, that Defendants shall retain the right to enforce in Court the terms of the Settlement Agreement;

(d)	Such releases shall cover all claims both known and unknown, with the Parties agreeing to waive the benefits of §1542 of the California Civil Code (or by any law of any state or territory of the United States, or principle of common law that is similar, comparable or equivalent of §1542 of the California Civil Code) which provides:
A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor
The release shall further provide that Plaintiffs, for themselves and on behalf of the Class, acknowledge that members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, as Plaintiffs and on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts. Plaintiffs acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for and is a key element of the Settlement of which this release is a part;

(e)	that all Defendants shall have the right to withdraw from the Settlement in the event that (i) any court enjoins, modifies or precludes the Proposed Transaction, or (ii) any claim related to the subject matter of any of the Actions, the Proposed Transaction, or the Released Claims is commenced or prosecuted against any of the Released Parties in any court prior to Final Approval of the Settlement, and (following a motion by any Defendant) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice following Final Approval. In the event that any such claim is commenced or prosecuted against any of the Released Parties, the Parties shall cooperate and use best efforts to secure the dismissal with prejudice thereof (or a stay thereof in contemplation of dismissal with prejudice, following Final Approval of the Settlement);

(f)	for entry of a final and binding judgment dismissing the Delaware Action with prejudice (whether voluntary or involuntary) and, except as set forth in paragraph 12 herein, without costs to any Party;

(g)	that the Settlement and the payment of any attorneys’ fees awarded by the Court is expressly conditioned upon the Proposed Transaction becoming effective under Delaware law; and

(h)	that the parties to the New York Action shall file a stipulation of discontinuance with prejudice of the New York Action promptly following Final Approval.
11.	Notice. CKx shall be responsible for providing notice of the proposed Settlement to the members of the Class, and CKx or its successor(s) in interest shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

12.	Fees and Expenses. The Parties agree to negotiate in good faith an amount of those attorneys’ fees and expenses to be paid to Plaintiffs’ Counsel. The agreed-upon fee application, or, if no agreement, the contested fee application (“Fee Application”) shall be Plaintiffs and/or Plaintiffs’ Counsels’ sole application for an award of fees and expenses in connection with any and all litigation concerning the Proposed Transaction, including the Delaware and New York Actions. Neither Plaintiffs nor Plaintiffs’ Counsel shall make any application for an award of fees or expenses in the New York Action. Final resolution by the Court of the Fee Application or of any agreed upon fee shall not be a precondition to the dismissal of the Delaware Action in accordance with the Settlement Agreement, and the Settlement Agreement shall provide that the Fee Application or any fee award may be considered separately from the proposed Settlement. The Parties acknowledge and agree that any fees and expenses awarded by the Court in the Delaware Action shall be paid solely by CKx or its successor. Payment will be made within ten (10) business days after entry of a final order dismissing the claims with prejudice and ordering the general release contemplated by paragraph 10 hereof; provided, that in the event the award of fees is reduced on appeal, Plaintiffs’ Counsel shall be jointly and severally responsible to pay to CKx or its successor any amount of reduction.

13.	Approval. The Settlement Agreement is subject to Court approval, including the Fee application referred to in the foregoing paragraph; provided, however, that the Court’s approval of the Settlement is not contingent on its approval of the Fee Application.

14.	Binding Effect. This MOU is subject to the following, which the Parties agree to use their best efforts to achieve: (a) the drafting and execution of a definitive Settlement Agreement by the Parties; (b) Final Approval of the Settlement by the Court; (c) dismissal with prejudice of the Delaware Action as to all members of the Class (including Plaintiffs) and, (d) the consummation of the Proposed Transaction. This MOU shall be rendered null and void and of no force and effect in the event that Final Approval fails to occur, or the Proposed Transaction is not consummated for any reason. Additionally, Defendants may, but are not obligated to, render this MOU null and void in the event that any Released Claims are commenced or prosecuted against any of the Released Parties and (subject to a motion by such defendant Released Party(ies)) such claims are not dismissed with prejudice or stayed in contemplation of dismissal with prejudice in favor of the Delaware Action. In any event of nullification of this MOU, the statements made herein and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to any of the Actions, or to constitute an admission of fact of wrongdoing by any Party, shall not be used or entitle any Party to recover any fees, costs or expenses incurred in connection with any of the Actions, and neither the existence of this MOU nor its contents nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in the Delaware or New York Actions, or in any other tribunal, litigation or proceeding.

15.	Return of Documents. Plaintiffs’ counsel agree that within thirty (30) days following Final Approval of the Settlement, they will return to the producing party all discovery material obtained from such producing party, including all documents produced by any of Defendants (including, without limitation, their employees, affiliates, agents, representatives, attorneys, and third party advisors) and any materials containing or reflecting discovery material (herein “Discovery Material”), or certify in writing that such Discovery Material has been destroyed; provided, however, that Plaintiffs’ Counsel shall be entitled to retain all filings, court papers, and attorney work product containing or reflecting Discovery Material, subject to the requirement that Plaintiffs’ Counsel shall not disclose any Discovery Material contained or referenced in such materials to any person except pursuant to court order or agreement with Defendants. The Parties agree to submit to the Court any dispute concerning the return or destruction of Discovery Material.

16.	No Admission. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession or an admission by any Party in any of the Actions, any signatory hereto or any Released Party of any fact or issue of law, fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted, or that could have been alleged or asserted, in any of the Actions, or any other actions or proceedings, and shall not be offered or received in evidence or otherwise used by any person in any of the Actions, or any other action or proceeding, except in connection with any proceeding to enforce the terms of this MOU. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only.

17.	Choice of Law. This MOU, and the Settlement Agreement and Settlement contemplated by it, and any dispute arising out of or relating in any way to this MOU, the Settlement Agreement or the Settlement, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles. Each of the Parties (a) irrevocably submits to the personal jurisdiction of this Court as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this MOU, the Settlement and/or the Settlement Agreement; and (b) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in this Court (provided that, in the event that subject matter jurisdiction is unavailable in the Court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in Delaware).

18.	Execution by Counterparts. This MOU may be executed in multiple counterparts by any of the signatories hereto, including by facsimile, and so executed shall constitute one agreement.

19.	Severability. Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

20.	Miscellaneous. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understanding that may have existed prior to the execution of this MOU, and may be modified or amended only by a writing signed by the signatories hereto. This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns; provided, that no party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other Parties hereto. The Released Parties who are not signatories hereto shall be third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms.
[Signatures On The Following Pages]

By:	/s/ Jill Abrams, /s/ Jessica Zeldin	By: /s/ Martin Lessner

Jill Abrams		Martin S. Lessner
ABBEY SPANIER RODD & ABRAMS, LLP		YOUNG CONAWAY STARGATT
212 East 39th Street		& TAYLOR, LLP
New York, NY 10016		100 West Street, 17th Floor
(212) 889-3700		Wilmington, Delaware 19801-1037
(302) 571-6600

By:	/s/ Nadeem Faruqi, /s/ Jessica Zeldin
Nadeem Faruqi		By: /s/ William Savitt

Emily Komlossy		William Savitt
Adam Gonnelli		WACHTELL, LIPTON, ROSEN & KATZ
Nicholas W. Moyne		51 West 52nd Street
FARUQI & FARUQI LLP		New York, New York 10019
2		(212) 403-1000
369 Lexington Ave 10th Floor		Attorneys for CKx, Inc., Howard J. Tytel, Edwin M.
New York New York 10017		Banks, Bryan Bloom, Michael G. Ferrel, Jacques D.
Kerrest, Kathleen Dore, Jack Langer, and Priscilla
Co-Lead Attorneys for Plaintiffs		Presley

By:	/s/ Jessica Zeldin	By: /s/ Stephen P. Lamb, /s/ Joseph L. Christensen

Jessica Zeldin (Del. Bar No. 3558)		Stephen	P. Lamb
ROSENTHAL MONHAIT & GODDESS, P.A..		PAUL, WEISS, RIFKIND, WHARTON
919 N. Market Street, Suite 140		& GARRISON LLP
Wilmington, DE 19801		500 Delaware Avenue, Suite 200
(302) 656-4433		P.O. Box 32
Wilmington, DE 19899-0032
Liason Counsel for Plaintiffs		(302) 655-4410

By: /s/ Lewis R. Clayton, /s/ Joseph L. Christensen

Lewis R. Clayton
PAUL, WEISS, RIFKIND, WHARTON
& GARRISON LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

Attorneys for Apollo Global Management,
LLC, Colonel Holdings, Inc., and Colonel
Merger Sub, Inc.

By:	/s/ William M. Lafferty

William M. Lafferty (No. 2755)
Bradley D. Sorrels (No. 5233)
MORRIS, NICHOLS, ARSHT,
& TUNNELL, LLP
1201 N. Market Street
Wilmington, Delaware 19801
(302) 658-9200

By:	/s/ Jonathan M. Wagner, /s/ William M. Lafferty

Jonathan M. Wagner
KRAMER LEVIN NAFTALIS
& FRANKEL LLP
1177 Avenue of the Americas
New York, NY 10036

Attorneys for Robert F.X. Sillerman

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